FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of	May	2014
BlackBerry Limited
(Translation of registrant’s name into English)
2200 University Avenue East, Waterloo, Ontario, Canada N2K 0A7
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

DOCUMENT INDEX

Document		Page No.
1.	Strategy Analytics Recognizes BlackBerry as the Lowest TCO Multi-Platform EnterpriseMobility Management Solution	3.

Document 1

  NEWS RELEASE

May 8, 2014

FOR IMMEDIATE RELEASE

Strategy Analytics Recognizes BlackBerry as the Lowest TCO Multi-Platform EnterpriseMobility Management Solution

More than 800,000 new BlackBerry Enterprise Service 10 licenses issued since the launch of migration program

Waterloo, ON—BlackBerry Limited (NASDAQ: BBRY; TSX), a world leader in mobile communication, today announced that BlackBerry® Enterprise Service 10 (BES10) is the most cost effective multi-platform enterprise mobility management solution, according to a report by the global market research firm Strategy Analytics.

“Our detailed report found that the pricing offered by BES10 creates a lowest-cost migration path from a TCO perspective”, said Andrew Brown, Executive Director, Enterprise Research at Strategy Analytics. “We attribute this to multiple factors, including the Enterprise Server License Trade-up program, the impact of BlackBerry Software Assurance across its Advanced and Premium support categories, and new tiered support categories.”

The Strategy Analytics report, “Enterprise Mobility Management: A review of Total Cost of Ownership,”1 found that BES10 is the lowest cost Enterprise Mobility Management (EMM) solution based on a five year total cost of ownership (TCO). Migrating from BlackBerry Enterprise Server 5 (BES5) to a BlackBerry competitor is, on average, more than double the cost over 5 years than migrating from BES5 to BES10. The Strategy Analytics report went on to note that the “all inclusive” nature of the BlackBerry offering provides a tangible cost advantage which is then sustained throughout the TCO period.

“BlackBerry customers consistently tell us that cost, coupled with world-class security, is a top priority when choosing a multi-platform mobility management partner,” said John Sims, President, Global Enterprise Solutions, BlackBerry. “The report exemplifies why BlackBerry is the only company that can support the full range of EMM requirements, from the most secure to the most open BYOD environments. Customers also recognize the additional security provided from our global NOC infrastructure. No other company has this range of capabilities and we will work diligently to earn the trust of enterprise customers globally.”

Strategy Analytics analyzed the TCO of each solution and took into consideration multiple cost drivers, implementation, support and payment scenarios for enterprises migrating from BES5 to BES10 or to other mobility management platforms, as well as enterprises adopting an EMM solution for the first time. Based on the report, BlackBerry ranked the strongest in these categories:

•	Lowest TCO for commercial EMM deployments: BlackBerry offers an implementation and service package that is substantially cheaper than any of its competitors for the EMM package. (See Figure 1)
•
Lowest TCO for EMM deployments in regulated and high-security environments: Even in a fully regulated environment where BlackBerry offers the highest form of security, it also proves to be the lowest cost solution based on a 5 year TCO.

•
Highest security: CIOs and IT decision makers listed BlackBerry as the most secure solution. The report concluded that competitors do not offer the same level of IT policies and compliance controls as BlackBerry and cannot deliver a similar end-to-end security model.

•	Scope of EMM capabilities: BES10 offers the most comprehensive set of capabilities for the broadest range of customers, including regulated, enterprise and SMBs. (See Figure 2)

BlackBerry EZ Pass Migration Program Gains Momentum

Customers are realizing the benefits and cost savings of the recently launched BlackBerry program, which provides free license migration and support for BlackBerry customers to move from BES5 and other MDM platforms to BES10.

Since the program launched on March 31, 2014, more than 800,000 BES10 client access licenses have been issued to customers worldwide. The enterprises participating in the program represent a cross-section of industries from financial services and healthcare, to telecommunications and government organizations. Migrations to BES10 include customers using other MDM vendors such as AirWatch, MobileIron and Good Technology.

The BlackBerry EZ Pass migration program is designed to help customers take full advantage of the BES10 multi-platform solution by seamlessly migrating from BES5 and includes access to BlackBerry’s technical support services.

For more information about the BlackBerry EZ Pass migration program, please visit: www.blackberry.com/ezpass. For more information about BES10, please visit: www.bes10.com.

For more information about the Strategy Analytics report, please visit www.blackberry.com/tco.

About Strategy Analytics
Strategy Analytics is a global organization with analysts based in the Europe, Asia and the Americas. Our local presence allows us to understand regional markets, and conduct primary research and manage consulting projects with a high degree of control and, as a result, impeccable data integrity. Our analysts specialize in tracking, analyzing and forecasting markets that include: wireless devices, consumer electronics, automotive electronics, entertainment and media, defense systems, telecommunications and related digital products and services. Our consulting group conducts custom research projects, applying the company's proprietary analytics and vast data resources to client engagements. We are also the only analyst and research provider with an in-house user experience practice and digital home observatory.

About BlackBerry
A global leader in mobile communications, BlackBerry® revolutionized the mobile industry when it was introduced in 1999. Today, BlackBerry aims to inspire the success of our millions of customers around the world by continuously pushing the boundaries of mobile experiences. Founded in 1984 and based in Waterloo, Ontario, BlackBerry operates offices in North America, Europe, Asia Pacific and Latin America. The Company trades under the ticker symbols "BB" on the Toronto Stock Exchange and "BBRY" on the NASDAQ. For more information, visit www.blackberry.com.

Media Contact:
Kim Geiger
BlackBerry Media Relations
kgeiger@blackberry.com
289-261-5642

Investor Contact:
BlackBerry Investor Relations
investor_relations@blackberry.com
519-888-7465

###

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. When used herein, words such as "expect", "anticipate", "estimate", "may", "will", "should", "intend", "believe", and similar expressions, are intended to identify forward-looking statements. Forward-looking statements are based on estimates and assumptions made by BlackBerry Limited in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that BlackBerry believes are appropriate in the circumstances. Many factors could cause BlackBerry's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including those described in the "Risk Factors" section of BlackBerry's Annual Information Form, which is included in its Annual Report on Form 40-F (copies of which filings may be obtained at www.sedar.com or www.sec.gov). These factors should be considered carefully, and readers should not place undue reliance on BlackBerry's forward-looking statements. BlackBerry has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

BlackBerry and related trademarks, names and logos are the property of BlackBerry Limited and are registered and/or used in the U.S. and countries around the world. All other marks are the property of their respective owners. BlackBerry is not responsible for any third-party products or services.

SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BlackBerry Limited
(Registrant)
Date:	May 8, 2014	By:	/s/ James Yersh
(Signature)
James Yersh Chief Financial Officer

1 The report was commissioned by BlackBerry.